Exhibit 11.1

WIRELESS TELECOM GROUP, INC.

COMPUTATION OF PER SHARE EARNINGS

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,

	2008	2007	2008	2007

Net Income (Loss)	$(989,816)	$1,003,747	$(1,518,793)	$1,666,990

BASIC EARNINGS:
Weighted average number of common shares Outstanding	25,665,775	25,862,780	25,767,240	25,858,340

Basic earnings (loss) per common share	$(0.04)	$0.04	$(0.06)	$0.06

DILUTED EARNINGS:
Weighted average number of common shares Outstanding	25,665,775	25,862,780	25,767,240	25,858,340
Assumed exercise of stock options	—	394,875	22,814	203,047

Weighted average number of common shares outstanding, as adjusted	25,665,775	26,257,655	25,790,054	26,061,387

Diluted earnings (loss) per common share	$(0.04)	$0.04	$(0.06)	$0.06